02022477

AM 4/17/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 38430

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Island ECN INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROAD STREET 6TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN FAY (212) 231-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name — *if individual, state last, first, middle name*)

TWO WORLD FINANCIAL CENTER (Address) NEW YORK (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 4-26-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

, WE, MATTHEW ANDRESEN AND JOHN FAY, swear (or affirm) that, to the est of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISLAND ECN INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, ~~except as follows~~:

Signature

CFO

Title

Signature

CEO

Title

Notary Public

JOHN B. MORGAN
Notary Public, State of New York
No. 01MO4752774
Qualified in Suffolk County
Commission Expires May 31, 2003

his report** contains (check all applicable boxes):

] (a) Facing page.
] (b) Statement of Financial Condition.
] (c) Statement of Income (Loss).
] (d) Statement of Changes in Financial Condition.
] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
] (g) Computation of Net Capital
] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
] (l) An Oath or Affirmation.
] (m) A copy of the SIPC Supplemental Report.
] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Island ECN
Response to NASD Regulation letter dated March 21, 2002

SEC Rule 17a-5(d)
Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material difference existed; or If no material differences existed, a statement so stating

		12/31/2001
Excess Net Capital as filed on 01/25/2002 (Original)	$	31,061,088
Excess Net Capital as filed on 02/28/2002 (Per Deloitte & Touche audited reports)		28,688,416
Change in Excess Net Capital	$	2,372,672

Changes in Excess Net Capital Explained		
Classification of receivables changed from allowable to non-allowable	$	1,090,614
Haircut on Money Market Account -- data entry error in Web Focus		572,056
Classification of receivables changed from allowable to non-allowable affiliated receivable		397,674
Deferred Tax Adjustment		312,328
	$	**2,372,672**